
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

February 19, 2009

Mr. Jan Panneman
President
Promodoeswork.com, Inc.
6972 Coach Lamp Drive
Chilliwack, BC, Canada V2R 2Y7

> **Re:     Promodoeswork.com, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 17, 2009**
> **File No. 000-53566**

Dear Mr. Panneman:

    We have reviewed your filing and have the following comments.  We have
limited our review to Item 4.01 of the above-referenced filing.  Where indicated, we think
you should revise your document in response to these comments.  If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.  Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed February 17, 2009

1.    Our records show your file number as 0-53566  rather than 333-147169 that
      appears on the cover page.  Please revise to include the correct file number.

2.    Please revise your disclosure to state whether the decision to change
      accountants was recommended or approved by the board of directors or any
      audit or similar committee of the board of directors.  Refer to paragraph
      (a)(1)(iii) of Item 304 of Regulation S-K.

3.    It is unclear from your disclosure whether the report of Moore & Associates
      on the financial statements for either of the past two years contained an

adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principal. Please clarify your disclosure accordingly. Refer to paragraph (a)(ii) of Item 304 of Regulation S-K. Also, please revise your disclosure to clearly state that there were no disagreements with Moore & Associates during the two most recent fiscal years and subsequent interim period through February 17, 2009. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

4. Please disclose the date you actually engaged Mazars LLP rather than the effective date of the engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

5. Please note that you are required file an updated letter from Moore & Associates stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322.  In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant